MAIL STOP 3561


								February 3, 2006


Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA  19428



RE:	Jaguar Acquisition Corporation
	Registration Statement on Form S-1
	Amendment 3 Filed December 23, 2005
      File No. 333-127135


Dear Mr. Kalman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have added the Insider Units, common stock and warrants as part of the Insider Units and underlying common stock to the fee table on the facing page.  We also note your statement on the
cover page that "the units to be sold to these initial
stockholders
have been registered under the registration statement of which this
prospectus forms a part ...."  We finally note your statement that
"Sapphire Canyon Investments, LLC, Corl LLC, JSC Group Holdings
LLC,
FA Holdings, LLC, John J. Hoey, David W. Tralka, Robert Moreyra
and
Peter Collins, each an initial stockholder of ours, have committed to
purchase an aggregate of 116,667 units at $6.00 per unit...."  You are reminded that it is the position of the staff that a transaction commenced as a private offering cannot be completed as a registered sale. Both your offer and the sale must be private. If you contemplate registering the Insider Units for resale, please note that as a general matter, registrants may register resales by selling stockholders whose shares were exempt from registration under the Securities Act of 1933. We note that there is a question as to the basis of the exemption from registration for this issuance. Finally, we note that the Insider Units have not been issued. We do not understand the basis for your belief that you can register these 116,667 units for resale when the securities have not been issued. Revise to remove the Insider Units from the company`s registration statement and make appropriate revisions throughout the registration statement.

2. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please confirm, if true, that it is the company`s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

3. We note the potential for the underwriters to be involved in identifying a prospective business combination. As such it would appear that the representative of the underwriters would be in possession of material non-public information while they operate the
10b5-1 plans. Please provide additional disclosure with respect to the operation of the 10b5-1 plans disclosed in your registration statement, including the above-noted potential for conflict of interest and the mechanism by which purchases will be made. We may have further comment.

The Offering, page 3

4. We note that you have reflected the shares and warrants in the insider units as outstanding before the offering. Advise us why you included shares and warrants as outstanding if they will be issued simultaneously with the consummation of your offering.


Summary Financial Data, page 8

5. Please revise the fifth paragraph to indicate the approximate dollar amount converted if 19.99% of the 3,000,000 shares are converted under the conversion rights.

Principal Stockholders, page 45

6. Revise to indicate the Insider Units will not be placed in the escrow account. Indicate this throughout the prospectus when discussing the escrow account.


Part II

Recent Sales of Unregistered Securities

7. Revise to indicate the exemption available for the noted transaction in November 2005 and the transfer of shares to YMBB, LLC and Kerry Propper.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881


Jaguar Acquisition Corporation
February 3, 2006
Page 1